As filed with the Securities and Exchange Commission on September 14, 2016

Registration No. 333-213157

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No 1
to

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Virtu Financial, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**32-0420206**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

900 Third Avenue
New York, NY 10022
(212) 418-0100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Douglas A. Cifu
Chief Executive Officer
900 Third Avenue
New York, NY 10022 1010
(212) 418-0100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:
John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000

Approximate date of commencement of proposed sale to the public: From time to time following effectiveness of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(2)
Senior Debt Securities and Subordinated Debt Securities (collectively, "Debt Securities")(4)				
Preferred Stock(5)				
Class A common stock, par value $0.00001 per share(6)				
Depositary Shares				
Warrants(7)				
Purchase Contracts(8)				
Units(9)				
Total:			$500,000,000	$50,350(10)

(1) The amount to be registered is not specified as to each class of securities to be registered pursuant to General Instruction II.D and an indeterminate aggregate initial offering price or number of securities of the Company is being registered as may from time to time be issued at currently indeterminable prices up to a proposed maximum aggregate offering price of $500,000,000. Securities registered hereunder may be sold separately or together with other securities registered hereunder.

(2) The proposed maximum offering price per security will be determined from time to time by the registrant in connection with the issuance of the securities registered by this Registration Statement. Prices, when determined, may be in U.S. dollars or the equivalent thereof in one or more foreign currencies, foreign currency units or composite currencies. If any Debt Securities or shares of preferred stock are issued at an original issue discount, then the amount registered will include the principal or liquidation amount of such securities measured by the initial offering price thereof.

(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(4) Including an indeterminate number of Debt Securities as may from time to time be issued upon conversion or exchange of any securities registered under this registration statement or upon settlement of purchase contracts.

(5) Including an indeterminate number of shares of preferred stock as may from time to time be issued upon conversion or exchange of any securities registered under this registration statement or upon settlement of purchase contracts.

(6) Including an indeterminate number of shares of Class A common stock as may from time to time be issued upon conversion or exchange of any securities registered under this registration statement or upon settlement of purchase contracts.

(7) The warrants covered by this registration statement may be Class A common stock warrants, preferred stock warrants, or debt securities warrants.

(8) The purchase contracts covered by this registration statement include the rights to purchase any securities under this registration statement.

(9) Each unit will be issued under a unit agreement or an indenture and will represent an interest in two or more securities registered hereby, including shares of Class A common stock, preferred stock, debt securities or warrants, which may or may not be separable from one another.

(10) Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated September 14, 2016

Virtu Financial, Inc.

Debt Securities

Preferred Stock

Class A Common Stock

Depositary Shares

Warrants

Purchase Contracts

Units

This prospectus contains a general description of the securities that we may offer for sale with an aggregate initial offering price of up to $500,000,000 (or the equivalent in foreign currencies). The specific terms of the securities will be contained in one or more supplements to this prospectus. Read this prospectus and any supplement carefully before you invest.

Our shares of Class A common stock are listed on The NASDAQ Stock Market LLC ("NASDAQ") under the symbol "VIRT."

Investing in our securities involves risks that are referenced under the caption "Risk Factors" on page 8 of this prospectus. You should carefully review the risks and uncertainties described under the heading "Risk Factors" contained in the applicable prospectus supplement and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference in this prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is   , 2016.

DESCRIPTION OF THE CAPITAL STOCK

Capital Stock

Our amended and restated certificate of incorporation authorizes 1,000,000,000 shares of Class A common stock, par value $0.00001 per share, 175,000,000 shares of Class B common stock, par value $0.00001 per share, 90,000,000 shares of Class C common stock, par value $0.00001 per share, 175,000,000 shares of Class D common stock, par value $0.00001 per share, and 50,000,000 shares of preferred stock, par value $0.00001 per share.

As of September 13, 2016, we had outstanding 38,251,315 shares of Class A common stock, 20,922,855 shares of Class C common stock and 79,610,490 shares of Class D common stock. As of September 13, 2016, we had no shares of Class B common stock and no shares of our preferred stock outstanding.

Common Stock

Voting

The holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock vote together as a single class on all matters submitted to stockholders for their vote or approval, except (i) as required by applicable law or (ii) any amendment (including by merger, consolidation, reorganization or similar event) to our certificate of incorporation that would affect the rights of the Class A common stock and the Class C common stock in a manner that is disproportionately adverse as compared to the Class B common stock or Class D common stock, or vice versa, in which case the holders of Class A common stock and Class C common stock or the holders of Class B common stock and Class D common stock, as applicable, shall vote together as a class.

Holders of our Class A common stock and Class C common stock are entitled to one vote on all matters submitted to stockholders for their vote or approval. Holders of our Class B common stock and Class D common stock are entitled to ten votes on all matters submitted to stockholders for their vote or approval.

TJMT Holdings LLC (the "Founder Member"), an affiliate of Mr. Vincent Viola, our Founder and Executive Chairman, controls approximately 93.1% of the combined voting power of our common stock as a result of their ownership of our Class D common stock. Accordingly, the Founder Member controls our business policies and affairs and can control any action requiring the general approval of our stockholders, including the election of our board or directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. The Founder Member will continue to have such control as long as it owns at least 25% of our issued and outstanding common stock. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of the Founder Member, even if such events are in the best interests of minority stockholders.

Dividends

The holders of Class A common stock and Class B common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. Under our amended and restated certificate of incorporation, dividends may not be declared or paid in respect of Class B common stock unless they are declared or paid in the same amount in respect of Class A common stock, and vice versa. With respect to stock dividends, holders of Class B common stock must receive Class B common stock while holders of Class A common stock must receive Class A common stock.

DESCRIPTION OF THE PURCHASE CONTRACTS

We may issue, from time to time, purchase contracts, including contracts obligating holders to purchase from us and obligating us to deliver to the holders, a specified principal amount of senior debt securities, subordinated debt securities, or a specified number of shares of Class A common stock or preferred stock or any of the other securities that we may sell under this prospectus at a future date or dates. We intend to physically settle such purchase contracts by delivering the agreed prinicpal amount or number of securities, as applicable, upon settlement. The consideration payable by the holder upon settlement of the purchase contracts may be fixed at the time the purchase contracts are issued or may be determined by a specific reference to a formula set forth in the purchase contracts. The purchase contracts may be issued separately or as part of units consisting of a purchase contract and other securities or obligations issued by us. The purchase contracts may require holders to secure their obligations under the purchase contracts.

The prospectus supplement related to any particular purchase contracts will describe, among other things, the material terms of the purchase contracts and of the securities being sold pursuant to such purchase contracts, and a discussion, if appropriate, of any material United States Federal income tax considerations applicable to the purchase contracts and any material provisions governing the purchase contracts that differ from those described above. The description in the prospectus supplement will not necessarily be complete and will be qualified in its entirety by reference to the purchase contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to the purchase contracts.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 14, 2016.

VIRTU FINANCIAL, INC.

/s/ DOUGLAS A. CIFU

Douglas A. Cifu
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended this registration statement has been signed by the following persons in the following capacities indicated on September 14, 2016.

Signature	Title
/s/ DOUGLAS A. CIFU Douglas A. Cifu	Chief Executive Officer (Principal Executive Officer) and Director
/s/ JOSEPH MOLLUSO Joseph Molluso	Chief Financial Officer (Principal Financial and Accounting Officer)
* Vincent Viola	Executive Chairman and Chairman of the Board of Directors
* John Philip Abizaid	Director
* William F. Cruger, Jr.	Director
* John D. Nixon	Director
* Christopher C. Quick	Director
* John F. Sandner	Director

Signature	Title

_____*_____ Michael T. Viola	Director

By: /s/ JOSEPH MOLLUSO
     Joseph Molluso, *Attorney-in-fact*

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of underwriting agreement for debt securities.*
1.2	Form of underwriting agreement for equity securities.*
1.3	Form of underwriting agreement for depositary shares.*
1.4	Form of underwriting agreement for purchase contracts.*
1.5	Form of underwriting agreement for units.*
2.1	Reorganization Agreement, dated April 15, 2015, by and among Virtu Financial, Inc., Virtu Financial Merger Sub LLC, Virtu Financial Intermediate Holdings LLC, Virtu Financial Merger Sub II LLC, Virtu Financial Intermediate Holdings II LLC, Virtu Financial LLC, VFH Parent LLC, SLP Virtu Investors, LLC, SLP III EW Feeder I, L.P., SLP III EW Feeder II, L.P., Silver Lake Technology Associates III, L.P., SLP III EW Feeder LLC, Havelock Fund Investments Pte Ltd., Wilbur Investments LLC, VV Investment LLC, Virtu East MIP LLC, Virtu Employee Holdco LLC, TJMT Holdings LLC (f/k/a Virtu Holdings LLC), Virtu Financial Holdings LLC and the Other Class A Members named therein (included as Exhibit 2.1 in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, filed on May 29, 2015, and incorporated by reference herein).
3.1	Amended and Restated Certificate of Incorporation of the Registrant (included as Exhibit 3.1 in the Company's Form 10-Q for the quarterly period ended March 31, 2015, filed with the SEC on May 29, 2015, and incorporated herein by reference).
3.2	Amended and Restated By-laws of the Registrant (included as exhibit 3.2 in the Company's Form 10-Q for the quarterly period ended March 31, 2015, filed with the SEC on May 29, 2015, and incorporated herein by reference).
4.1	Form of Indenture to be entered into by the Company and US Bank National Association, as Trustee (the "Senior Indenture").***
4.2	Form of Subordinated Indenture to be entered into by the Company and US Bank National Association, as Trustee (the "Subordinated Indenture").***
4.3	Specimen Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1, as amended (File No. 333-194473), filed on February 20, 2015).
4.4	Form of Warrant Agreement.*
4.5	Form of Warrant.*
4.6	Form of Deposit Agreement.*
4.7	Form of Depositary Receipt.*
4.8	Form of Stock Purchase Contract.*
4.9	Form of Unit Agreement.*
5	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.***
12	Statement of Calculation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.***
23.1	Consent of Deloitte & Touche LLP.***
23.2	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (contained in exhibit 5).***

Exhibit No.	Description
24	Powers of attorney related to the Company.***
25.1	Statement of eligibility and qualification on Form T-1 of US Bank National Association with respect to the Company under the Senior Indenture and Subordinated Indenture.***

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*   To be filed by Current Report on Form 8-K at the time of issuance and incorporated by reference.

**   Filed herewith.

***   Previously filed.